Exhibit 99.(a)(5)(C)

Supernus Pharmaceuticals Announces Expiration of Hart-Scott-Rodino Waiting Period for Sage Therapeutics, Inc. Tender Offer

ROCKVILLE, Md., July 28, 2025 - Supernus Pharmaceuticals, Inc., a Delaware corporation (NASDAQ: SUPN) ("Supernus", and the "Company"), today announced that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), with respect to Supernus’ proposed acquisition of Sage Therapeutics, Inc., a Delaware corporation (NASDAQ: SAGE) ("Sage"), expired at 11:59 p.m. Eastern Time on July 25, 2025.

On June 13, 2025, Supernus and Sage, entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Supernus, Sage and Saphire, Inc., a Delaware corporation and a wholly owned subsidiary of Supernus ("Purchaser").

On June 25, 2025 and June 30, 2025, Supernus and Sage, respectively, filed the Premerger Notification and Report Forms required under the HSR Act with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice.

The expiration of the HSR Act waiting period satisfies one of the conditions to consummate the Offer (as defined below). The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase, dated July 2, 2025 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal, (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"). The Offer and withdrawal rights will expire at one minute following 11:59 p.m., Eastern Time, on July 30, 2025, unless the Offer is extended or earlier terminated.

The Offer and the Merger

The Offer and withdrawal rights for all outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Sage in exchange for (i) $8.50 per Share, net to the seller in cash, subject to any withholding of taxes and without interest (the "Closing Amount"), plus (ii) one non-transferable and non-tradable contingent value right per Share (a "CVR"), which represents the right to receive up to $3.50 per Share upon the satisfaction of specified milestones (as described further in the Offer to Purchase), net to the seller in cash, without interest and subject to any withholding of taxes, pursuant to the CVR Agreement (the Closing Amount plus one CVR collectively, the "Offer Price"), expires at one minute following 11:59 p.m., Eastern Time, on July 30, 2025.

Pursuant to the Contingent Value Rights Agreement to be entered into between Supernus and a rights agent mutually agreeable to Supernus and Sage (the "CVR Agreement"), one milestone payment of $0.50 per CVR, net to the seller in cash, subject to any withholding of taxes and without interest, is payable (subject to certain terms and conditions) upon the first commercial sale after Regulatory Approval (as defined in the CVR Agreement ) in Japan to a third-party customer of the pharmaceutical product that is marketed in the United States under the name ZURZUVAE and is the subject of the current regulatory filing (including any amended filings based thereon) by Shionogi & Co., Ltd., inclusive of its affiliates, in Japan for Major Depressive Disorder by June 30, 2026.

A second milestone payment of $1.00 per CVR, net to the seller in cash, subject to any withholding of taxes and without interest, is payable (subject to certain terms and conditions) if Net Sales (as defined in the CVR Agreement) of ZURZUVAE are equal to or exceed $250 million in the United States during a calendar year on or prior to December 31, 2027.

A third milestone payment of $1.00 per CVR, net to the seller in cash, subject to any withholding of taxes and without interest, is payable (subject to certain terms and conditions) if Net Sales (as defined in the CVR Agreement) of ZURZUVAE are equal to or exceed $300 million in the U.S. during a calendar year on or prior to December 31, 2028.

A fourth milestone payment of $1.00 per CVR, net to the seller in cash, subject to any withholding of taxes and without interest, is payable (subject to certain terms and conditions) if Net Sales (as defined in the CVR Agreement) of ZURZUVAE are equal to or exceed $375 million in the U.S. during a calendar year on or prior to December 31, 2030.

Each milestone may only be achieved once. The maximum amount payable with respect to the CVR issued in respect to each Share is $3.50 in the aggregate. There can be no assurance any payments will be made with respect to any CVR. It is possible that no milestone is achieved, and no payment is made with respect to the CVR.

Upon the completion of the Offer, Supernus intends to complete the acquisition of Sage through the merger of the Purchaser with and into Sage, without a vote of Sage stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), with Sage surviving the merger as a wholly owned subsidiary of Supernus. In connection with the merger, each Share not previously purchased in the Offer (other than (i) Shares held by Sage (or held in Sage’s treasury) immediately prior to the effective time of the merger, (ii) any Shares held by Supernus or Purchaser or any direct or indirect wholly owned subsidiary of Supernus or Purchaser immediately prior to the effective time of the merger, or (iii) Shares held by any stockholder who was entitled to appraisal rights under Section 262 of the DGCL and properly exercised and perfected their respective demands for appraisal of such Shares pursuant to Section 262 of the DGCL and, as of the effective time of the merger, has neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price, less any applicable withholding taxes and without interest. The Shares will be delisted from the NASDAQ Global Market.

Advisors

Moelis & Company LLC is acting as the exclusive financial advisor to Supernus. Goldman Sachs & Co. LLC is acting as the exclusive financial advisor to Sage. Saul Ewing LLP is serving as legal counsel to Supernus. Kirkland & Ellis LLP is serving as legal counsel to Sage.

About Supernus Pharmaceuticals, Inc.

Supernus Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing products for the treatment of central nervous system (CNS) diseases.

Our diverse neuroscience portfolio includes approved treatments for attention-deficit hyperactivity disorder (ADHD), dyskinesia in Parkinson’s disease (PD) patients receiving levodopa-based therapy, hypomobility in PD, epilepsy, migraine, cervical dystonia, and chronic sialorrhea. We are developing a broad range of novel CNS product candidates including new potential treatments for epilepsy, depression, and other CNS disorders.

For more information, please visit www.supernus.com.

Additional Information About the Tender Offer and Where to Find It

In connection with Supernus’ proposed acquisition of Sage, Purchaser commenced a tender offer for all Shares on July 2, 2025. This press release is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell Sage securities, nor is it a substitute for the tender offer materials that Supernus and Purchaser filed with the Securities and Exchange Commission (the "SEC") upon commencement of the tender offer. On July 2, 2025, Supernus and Purchaser filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the SEC and, thereafter, Sage filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Offer. Investors and security holders are urged to read these materials (including such Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they contain important information that investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials have been filed with the SEC, and investors and security holders may obtain a free copy of these materials and other documents filed by Supernus, Purchaser and Sage with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser have filed with the SEC have been or will be made available to all investors and security holders of Sage free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by (i) Supernus under the "Investor Relations" section of Supernus’ website at https://www.supernus.com (ii) and Sage under the "Investors & Media" section of Sage’s website at https://www.sagerx.com/. For more information about ZURZUVAE, please visit https:\\www.zurzuvae.com.

Forward-Looking Statements

This press release includes forward-looking statements. These statements do not convey historical information but relate to predicted or potential future events that are based upon management's current expectations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. In addition to the factors mentioned in this press release, such risks and uncertainties include, but are not limited to, the risk that the proposed acquisition of Sage by the Company may not be completed; the possibility that competing offers or acquisition proposals for Sage will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Sage common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, the Company’s or the Sage’s business may experience significant disruptions due to transaction related uncertainty; the effects of disruption from the transactions of Sage’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the Company’s ability to sustain and increase its profitability; the Company’s ability to raise sufficient capital to fully implement its corporate strategy; the implementation of the Company’s corporate strategy; the Company’s future financial performance and projected expenditures; the Company’s ability to increase the number of prescriptions written for each of its products, the products of its subsidiaries and products acquired through the acquisition of Sage; the Company’s ability to increase its net revenue from its products, the products of its subsidiaries and products acquired through the acquisition of Sage; the Company’s ability to commercialize its products, the products of its subsidiaries and products acquired through the acquisition of Sage; the Company’s ability to enter into future collaborations with pharmaceutical companies and academic institutions or to obtain funding from government agencies; the Company’s product research and development activities, including the timing and progress of the Company’s clinical trials, and projected expenditures; the Company’s ability to receive, and the timing of any receipt of, regulatory approvals to develop and commercialize the Company’s product candidates; the Company’s ability to protect its intellectual property and the intellectual property of its subsidiaries and operate its business without infringing upon the intellectual property rights of others; the Company’s expectations regarding federal, state and foreign regulatory requirements; the therapeutic benefits, effectiveness and safety of the Company’s product candidates; the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by its product candidates; the Company’s ability to increase its manufacturing capabilities for its products and product candidates; the Company’s projected markets and growth in markets; the Company’s product formulations and patient needs and potential funding sources; the Company’s staffing needs; and other risk factors set forth from time to time in the Company’s filings with the Securities and Exchange Commission made pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company undertakes no obligation to update the information in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.

CONTACTS:

Jack A. Khattar, President and CEO

Timothy C. Dec, Senior Vice President and CFO

Supernus Pharmaceuticals, Inc.

(301) 838-2591

or

INVESTOR CONTACT:

Peter Vozzo

ICR Healthcare

(443) 213-0505

peter.vozzo@icrhealthcare.com